1875 K Street, NW Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

July 3, 2007

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102

1940 Act Post-Effective Amendment No. 36

Dear Mr. O’Connor:

On behalf of iShares, Inc. (the “Corporation”or “Registrant”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), 1940 Act Post-Effective Amendment No. 36 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a). The Amendment relates to the following new series of the Trust: iShares MSCI BRIC Index Fund, iShares MSCI Chile Index Fund and iShares MSCI Israel Index Fund (each a “Fund”). The Funds’ prospectus and Statement of Additional Information (“SAI”) previously included iShares Thailand Index Fund and iShares MSCI Turkey Index Fund, registrations for which were withdrawn on June 29, 2007.

The Corporation filed a registration statement to register shares on April 16, 2007, the effectiveness of which was extended by filing on June 29, 2007. The Corporation will file an additional post-effective amendment to the Registration Statement for the Funds and will request an effective date then.

Responses to Comments.

Below please find responses to your comments of June 1, 2007.

Comment No. 1. You requested that the shareholder fees table include transaction fees for: a) cash purchases and b) normal purchases/redemptions-in-kind of creation unit aggregations. You also requested a second example be added showing the effect of expenses on a $1 million investment, including the transaction fees related to purchases and redemptions of creation units.

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

1361909v2

James O’Connor, Esq.

July 3, 2007

Response: The Funds do not believe that the requested disclosure will be helpful to investors. Creation unit purchase/redemption transaction fees are very different from sales charges imposed by open-end mutual funds that are imposed directly on the investor and typically vary according to either the size of the purchase or the length of time that the shares are held before redemption. Creation unit transactions are not governed by the size of any particular investor purchases or sales. Instead, they are conducted with the Funds at the behest of the various authorized participants on a scale and in a manner that would exclude virtually all direct investor purchases and redemptions. The design of these and other ETFs is such that the typical, if not exclusive, method for an investor to purchase or sell shares is via an exchange transaction using a market intermediary.

The Funds’ prospectuses contain expense information directed towards both the retail investors and the authorized participants, and the Funds believe that the disclosure directed towards each is appropriate and sufficient. The fee table and the expense example are presented as they are in a typical mutual fund prospectus and that appears to be the most useful presentation for retail investors. Creation unit fees are not included because there is no direct or predictable correlation between such fees and fees that would be paid by retail investors in their transactions. Unlike transactions in a typical initial public offering that flow from the fund through the principal underwriter and dealer to the retail investor, a purchase of an ETF share on an exchange does not necessarily connect with a particular creation unit transaction. As discussed above, there is no direct or predictable correlation between a market purchase or sale of an ETF share by an investor and any particular creation unit transaction. However, the prospectus clearly discloses that an investor purchasing or selling ETF shares through a broker will pay a commission and a spread.

Disclosure of creation-unit expenses and the standard and maximum fee are already included in the iShares fund prospectuses in the “Transaction Fees” section. The fees associated with cash purchases by authorized participants are discussed in the Funds’ prospectus and SAI. This disclosure is directed at authorized participants, and there is no reason to think that the authorized participants do not understand the fee structure relating to purchases and redemptions of creation units. Adding the requested disclosures relating to creation unit expenses and a $1,000,000 purchase is not needed to enlighten authorized participants and would make the presentation more confusing for retail purchasers.

In addition, if a broker-dealer separately passes on to a customer creation/redemption transaction fees imposed by a Fund, meaning that the cost is not included in the fee that the broker-dealer charges its customer for a Fund transaction, the Corporation believes that the broker-dealer is already required to disclose that charge in quarterly account statements to customers. NASD Rule 2340, for example, requires a broker-dealer to send its customers quarterly account statements that disclose “securities positions, money balances, or account activity,” including, among other things, “charges” to the account “relating to securities or funds in the possession or control of” the broker-dealer.

James O’Connor, Esq.

July 3, 2007

Finally, the Funds wish to note that the imposition of this proposed new disclosure for exchange-traded funds would create new costs and burdens. The Funds would be forced to develop new mechanisms to provide the additional expense and fee table information proposed. In light of the fact that disclosure of creation/redemption transaction fees is already included in a Fund’s prospectus and SAI and that the proposed additional disclosure would not be meaningful (as any investor cost associated with creation/redemption or cash purchase fees is determined by individual broker-dealers and authorized participants create/redeem shares in aggregated transactions), the Funds do not believe that the extra cost and burden are warranted.

Comment No. 2. You requested additional disclosure more clearly connecting the regional disclosure to the respective index at hand by, for example, adding a sentence explaining the relevance of regional risk disclosure to the Funds.

Response: The Registrant has added disclosure to clarify the relevance of regional risk disclosure.

Comment No. 3. You requested that the response letter identify the SEC order under the 1940 Act on which the Funds will rely and asked for a representation that the Funds intend to comply with the order.

Response: The Fund is primarily relying on the following recent exchange-traded fund order with respect to its relief for future funds: In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007) (“Recent Exemptive Order”). The Recent Exemptive order refers to prior orders, including: In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 22, 2002); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003); and In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006). The Fund also may rely on other exemptive relief under the securities laws or for other purposes.

Comment No. 4. You requested confirmation that the Funds will comply with the limits of Rule 12d1-1 when investing in other exchange traded funds.

Response: The Funds intend to comply with the provisions of Rule 12d1-1.

Comment No. 5. You requested clarification of the iShares MSCI BRIC Index Fund’s policy of investing 80% of its assets in securities of its underlying index.

Response: The Registrant believes that the flexibility afforded by its 80% policy may be necessary to manage the investments of this Fund but believes that it will be able to do so in compliance with the exemptive order on which it relies.

James O’Connor, Esq.

July 3, 2007

Statement of Additional Information (All Funds)

Comment No. 6.

You requested confirmation that the portfolio holding disclosure policy conforms to the Form N-1A requirements and that the words “such as” be deleted.

Response: The Registrant confirms that the referenced policy does conform to N-1A requirements. The requested deletion has been made.

Comment No. 7.

You noted that in the “Purchase and Issuance of Creation Unit Aggregations — Timing of Submission of Purchase Orders” section, the language identifying the time by which trades needed to be placed uses the terms “for most funds” and requested that the disclosure identify those Funds for which orders must be placed by 4:00 p.m. and an explanation of what happens with other Funds.

Response: The Registrant has updated the disclosure to clarify the time by which purchase orders must be placed.

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin